UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number:  0-26845

CUSIP Number:  88338C200

(Check one:)

[X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form N-SAR [ ] Form N-CSR

For Period Ended: June 30, 2007

[   ] Transition Report on Form 10-K
[   ] Transition Report on Form 20-F
[   ] Transition Report on Form 11-K
[   ] Transition Report on Form 10-Q
[   ] Transition Report on Form N-SAR
For the transition period ended: Not applicable

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable

PART I - REGISTRANT INFORMATION

Theater Xtreme Entertainment Group, Inc.
Full Name of Registrant

          Not applicable
Former Name if Applicable

          250 Corporate Boulevard, Suites E&F
Address of Principal Executive Office (Street and Number)

Newark, Delaware 19702
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate) [X]

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report, or portion thereof, could not be filed within the prescribed time period.

Although the Registrant has been working diligently to prepare its financial statements for the fiscal year ended June 30, 2007, Registrant has not been able to complete its review as related to revenue recognition.  As such, the Registrant has not finalized its financial statements and is thus unable to file its Annual Report on Form 10-KSB for the year ended June 30, 2007 within the prescribed period without unreasonable effort or expense.  The Registrant expects to file its Annual Report on Form 10-KSB for the year ended June 30, 2007 on or before October 15, 2007.

PART IV - OTHER INFORMATION

(l)           Name and telephone number of person to contact in regard to this notification

Steven B. King	215-864-8604
(Name)	(Area code) (Telephone Number)

(2)           Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months, or for such shorter period that the registrant was required to file such report(s), been filed?  If the answer is no, identify report(s).

[X] Yes	[ ] No

(3)           Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes	[ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

            Theater Xtreme Entertainment Group, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:September 28, 2007	By:	/s/ Scott Oglum
Scott Oglum
Chief Executive Officer & Chairman

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

THEATER XTREME ENTERTAINMENT GROUP, INC.

Notification of Late Filing
Rider to Part IV, Question 3

Results of Operations

Total revenue for the year ended June 30, 2007 is expected to increase to over $6.0 million from $4.6 million for the year ended June 30, 2006, reflecting an increase of approximately 30%. This increase is primarily the result of revenue from the third company design store and from the opening of additional franchise design stores.

In the year ended June 30, 2007, the Company recognized wholesale sales, principally to franchises, of over $1.0 million (included in the $6 million of total revenue) compared to $0.5 million for the year ended June 30, 2006.  This increase results from the increasing number of franchisees open and under construction.

In the year ended June 30, 2007, the Company recognized $100,000 as earned revenue relating to the opening of its franchises compared to $120,000 recognized in the year ended June 30, 2006.  At June 30, 2007, the Company had $299,000 in deferred franchise fees that will be recognized as earned revenue in the periods when the franchise design stores open.

The Company’s franchise contract provides royalty payments of approximately 4% of franchisee gross revenues.  In the year ended June 30, 2007, the Company recognized franchise royalties of $191,495 compared to $68,183 in royalties recognized for the year ended June 30, 2006.

Gross profit percentages on both retail and wholesale sales for the year ended June 30, 2007 are expected to be consistent with gross profit percentages for the year ended June 30, 2006.

Occupancy expenses include leasing expenses for retail design stores and office and warehouse facilities, property taxes, utilities, maintenance and other related occupancy expenses.  For the year ended June 30, 2007, occupancy expenses were over $500,000 compared to slightly over $300,000 for the year ended June 30, 2005.  The increase relates to the opening of the fourth company-owned design store.

Selling, general and administrative expenses include the compensation of design store personnel, the franchise sales and support operations, advertising, marketing and other merchandising expenses, finance and information systems, human resources and training operations, related support functions, and executive officers compensation.  Selling, general and administrative expenses for the year ended June 30, 2007 were over $4.6 million compared to $3.7 million for the year ended June 30, 2006.

Interest expenses for the year ended June 30, 2007 amounted to $579,709 compared to $5,125 for the year ended June 30, 2006. This increase is due to the increase in indebtedness of the Company and includes approximately $415,700 of imputed interest charges relating to interest attributed to warrants attached to indebtedness.